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18006991

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MAR 15 2018
Washington DC
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SEC FILE NUMBER
8- 40325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Belle Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Kirby Drive Ste. 909
(No. and Street)

Houston	Tx	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Iris McWilliams
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Iris McWilliams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Belle Investment Co., Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLENDA L. WILKINSON
My Notary ID # 7666867
Expires September 10, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE BELLE INVESTMENT CO., INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended DECEMBER 31, 2017

Contents

Bryant A. Gaudette, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
Blue Belle Investment Co., Inc.
2001 Kirby Drive Ste. 909
Houston TX 77019

Opinion on The Financial Statements

We have audited the statement of financial condition of Blue Belle Investment Co., Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as Blue Belle Investment Co., Inc.'s auditor since December 31, 2017.

Katy, TX 77450

March 13, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

BLUE BELLE INVESTMENT COMPANY, INC.
Financial Statements
Statement of Financial Condition
As of and for the Year-End December 31,2017

ASSETS

CURRENT ASSETS	
Cash in Banks	$28,751.26
Investments	17,051.31
Accounts Receivable	1,216.00
Prepaid Expenses	508.58
Total Current Assets	47,527.15
PROPERTY AND EQUIPMENT	
Furniture	853.85
Equipment	3,109.30
Less: Accumulated Depreciation	(3,963.15)
OTHER ASSETS	
Security Deposits	745.88
Total Other Assets	745.88
TOTAL ASSETS	$48,273.03

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$21,835.52
Total Current Liabilities	21,835.52
STOCKHOLDERS' EQUITY	
Capital Stock no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10,000.00
Paid in Excess	33,000.00
Retained Earnings	(16,562.49)
Total Stockholders' Equity	26,437.51
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$48,273.03

The accompanying notes are an integral part of these financial statements.

BLUE BELLE INVESTMENT COMPANY, INC.

Financial Statements

Statement of Operations

As of and for the Year-End December 31, 2017

	12 Months Ended 31-Dec-17
Revenues	
Commissions Earned	$ 12,230.60
Interest Income	2.90
Dividend Income	72.60
Gain (loss) on security trading	2,947.62
Total Revenues	15,253.72
Operating Expenses	
Floor Brokerage, exchange fees	1,480.00
Communications and data processing	2,048.88
Occupancy	18,847.23
Other Expenses	3,500.00
Total Operating Expenses	25,876.11
Operating Income (Loss)	(10,622.39)
Other Income	
Distributed Capital Gain	815.97
Total Other Income	815.97
Net Income (Loss)	$ (9,806.42)

The accompanying notes are an integral part of these financial statements.

BLUE BELLE INVESTMENT COMPANY, INC.

Financial Statements

Statement of Cash Flows

For the **12 months ended** December 31, **2017**

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (9,806.42)
Adjustments to reconcile Net (Loss) to Net Cash provided by (used in) operating activities:	
Depreciation and Amortization	0.00
Loss (Gains) on sales of Fixed Assets	0.00
Decreases (Increases) in Operating Assets:	
Investments	(3,622.49)
Accounts Receivable	(495.00)
Prepaid Expenses	(6.52)
Accounts Payable	7,042.37
Accrued Liabilities	0.00
Total Adjustments	2,918.36
Net Cash Provided by (Used in) Operating Activities	(6,888.06)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sale of Fixed Assets	0.00
Deposit into FINRA Required CRD Account	0.00
Net Cash Provided by (Used In) Financing Activityes	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Sale of Stock	0.00
Treasury Stock	0.00
Additional Paid-In Capital	0.00
Net Cash Provided by (Used In) FinanCing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,888.06)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	35,639.32
CASH AND CASH EQUVALENTS AT END OF PERIOD	$28,751.26

The accompanying notes are an integral part of these financial statements.

BLUE BELLE INVESTMENT COMPANY, INC.
Financial Statements
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31 2017

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2017	0	$0	1,000	$10,000	1,000	$33,000	($6,756)	$36,244
Net Income	0	0	0	0	0	0	(9,806)	(9,806)
Capital Transactions	0	0	0	0	0	0	0	0
Prior Period Adjustments	0	0	0	0	0	0	0	0
Balance at December 31,2017	0	$0	1000	$10,000	1000	$33,000	(16,562)	$26,438

The accompanying notes are an integral part of these financial statements.

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Blue Belle Investment Co., Inc. (the Company) was incorporated in the State of Texas effective May 12, 1986. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 1Sc3-3(k)(1), which provides an exception because of limited business.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three month or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Depreciation

Depreciation is calculated using the straight-line method.

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31,2017

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment among others. During the year ended December 31, 2017, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of mutual funds.

Income Taxes

Effective August 11, 1986, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 16, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31,2017

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-3 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c3-3(k)(1) by promptly transmitting all customer funds to the mutual funds.

NOTE D - PROPERTY, QUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are state at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements.

	Estimated Useful Life	
Automobile	5 years	$ 0
Furniture and equipment	3 -7 hears	3,963
		3,963
Less - accumulated depreciation		(3,963)
Total		$ 0

Depreciation expense was $0.00 for the year ending December 31, 2017

NOTE 3 - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company has filed a form SIPC-3 Certificate of Exclusion from Membership, which is attached and accompanied by the auditor's Agreed Upon Procedures report related thereto.

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE F - COMMITMENTS AND CONTIGENCIES

Blue Belle Investment Company, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation, or that may be asserted against the firm at a future date.

NOTE G - RENT

The amount was paid on lease agreement; the total expensed for the year was $5,079.96.

NOTE H - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 - Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 - Valuation techniques in which one or more significant inputs are observable in the market. The company did not have any Level 3 assets or liabilities.

	Level 1	Level 2	Level 3	**Total**
Money Market	$ 0	$ 0	$ 0	$ 0
Securities Owned	17,051.31	0	0	17,051.31
Coins Owned	0	0	0	0
Total	$17,051.31	$ 0	$ 0	$ 17,051.31

BLUE BELLE INVESTMENT CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

Fair Values of assets measured on a recurring basis at December 31,2017 are as follows:

	Fair Value at Reporting Date Using	
	Fair Value	Quoted Price in Active Markets for Identical Assets (Level 1)
December 31, 2017		
Marketable Securities	$17,051.31	$17,051.31
Total	$ 17.051.31	$ 17.051.31

Fair Values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these and sold investments was dividends of $72.60.

The carrying amounts reflected in the balance sheet for cash, money market funds and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-far-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair Value at Reporting Date Using	
	Carrying Value	**Fair** Value
December 31, 2017		
Marketable Securities	$ 17,051.31	$17,051.31
Total	$ 17.051.31	$ 17.051.31

Blue Belle Investment Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-S
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

<u>Computation of Net Capital</u>	
Total Stockholder's Equity	
	$26,438.00
Non-Allowable Assets	
Haircuts on Securities Positions	$2,470.46
Securities Haircuts	
Undue Concentration Charges	$2,558.00
Net Allowable Capital	
	$21,409.00
<u>Computation of Basic Net Capital Requirement</u>	
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	
Minimum Dollar Net Capital Requirement of Reporting BrokerlDealer	$1,456.00
Net Capital Requirement	$5,000.00
Excess Net Capital	$5,000.00
	$16,409.00
<u>Computation of Aggregate Indebtedness</u>	
Total Aggregate Indebtedness	
Percentage of Aggregate Indebtedness to Net Capital	
	$21,836.00
<u>Reconciliation of the Computation of Net Capital Under Rule 15c3-1</u>	101.99
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2017	
Adjustments	
Increase (Decrease) in Equity	$19,211.00
(Increase) Decrease in Non-Allowable Assets	$ -
(Increase) Decrease in Securities Haircuts	
(Increase) Decrease in Undue Concentration Charges	$1
Net Capital per Audit	$0
Reconciled Difference	$2,198
	$21,409
	$

Blue Belle Investment Co., Inc.
Supplementary Statements Pursuant to SEA Rule 17a-S
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31,2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 (15:1), or, during its first year of operations, 800 (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31,2017, the Company had net capital of $21,409 which was $16,409 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 102%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3 percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(1); Limited business (mutual funds only).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company has filed a form SIPC-3 Certificate of Exclusion from Membership, which is attached and accompanied by the auditor's Agreed Upon Procedures report related thereto..

Blue Belle Investment Co., Inc.
Supplementary Reports Pursuant to SEA Rule 17a-S
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-S(d)(1)(i)(B)(2)

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(1)

Iris McWilliams
Blue Belle Investment Co., Inc.
2001 Kirby Drive Ste. 909
Houston, TX 77019

Dear Iris McWilliams:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Blue Belle Investment Co., Inc. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which Blue Belle Investment Co., Inc. claims exemption from 17 C.F.R. §240.15c3-3. Blue Belle Investment Co., Inc. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Blue Belle Investment Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Belle Investment Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March 13, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Blue Belle Investment (o., Inc.
2001 Kirby Drive, Suite 909
Houston, TX 77019
713/621-5777

March 13, 2018

Bryant A. Gaudette
21320 Provincial Blvd.,
Suite 200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Blue Belle Investment Co., Inc.:

1. Claims exemption 15c3-3(k)(1) from 15c3-3;

2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards

Iris McWilliams
President
Blue Belle Investment Co., Inc.

March 13, 2018
Date

Blue Belle Investment Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-S
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31,2017

Auditor's Agreed Upon Procedures with Respect to SIPC Exemption Pursuant to SEA Rule 17a-S{e)(4)

BRYANT A. GAUDETTE, CPA

Blue Belle Investment Co., Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Report of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by **Blue Belle Investment Co., Inc.** (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended **December 31, 2017**, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended **December 31, 2017** to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended **December 31, 2017**, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended **December 31, 2017** to supporting schedules and working papers, reflecting sources of revenue, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended **December 31, 2017** and in the related schedules and working papers, reflecting sources of revenue, noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended **December 31, 2017**. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

March13, 2018

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] 01/02/2017
Authorized Signature/Title Date

SIPC-3 2017

8-40325 FINRA DEC 11/07/1988
BLUE BELLE INVESTMENT CO INC
2001 KIRBY RD STE 909
HOUSTON, TX 77019

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Mailed 1-4-17

Blue Belle Investment Company

As of and for the year-ending December 31, 2017

SIPC – 3

Exclusion from Membership

Mutual Fund Commission	$12,231
Dividend & Interest Income	76
Gain(Loss) Proprietary Investments	2948
Total Income	$ 15,254